Matthew R. Pacey, P.C. To Call Writer Directly: (713) 835-3786 matt.pacey@kirkland.com	600 Travis Street Suite 3300 Houston, Texas 77002 (713) 835-3600 www.kirkland.com	Facsimile: (713) 835-3601

April 5, 2016

Loan Lauren P. Nguyen

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	LinnCo, LLC
Registration Statement on Form S-4
Filed March 22, 2016
File No. 333-210331

Ladies and Gentlemen:

Set forth below are the responses of LinnCo, LLC (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 31, 2016 (the “Comment Letter”), with respect to the Registration Statement on Form S-4, File No. 333-210331, filed with the Commission on March 22, 2016 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 includes revisions made in response to the comments of the Staff in the Comment Letter. For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise specified.

Form S-4

General

Beijing Chicago Hong Kong London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission

April 5, 2016

1.	Please provide your analysis as to the applicability of Rule 13e-3 to the exchange offer. If you are relying on Rule 13e-3(g)(2), please address the fact that LinnCo shares, unlike LINN Energy units, do not appear to have the ability to elect directors of LinnCo.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submits to the Staff that Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not apply to the exchange offer by virtue of the applicability of the exception set forth in Rule 13e-3(g)(2). The Company respectfully submits the analysis of Rule 13e-3(g)(2) below in support of its conclusion.

Rule 13e-3(g)(2)(i) provides that the equity security offered or received must have substantially the same rights as the equity security that is the subject of the proposed transaction. As discussed in the Registration Statement section entitled “Comparison of Unitholders’ and Shareholders’ Rights,” the common shares representing limited liability interests of the Company (the “LinnCo shares”) have substantially the same rights, preferences and privileges as the units representing limited liability interests (the “LINN Energy units”) of Linn Energy, LLC (“LINN Energy”).

While the holders of LinnCo shares do not have the right to elect the board of directors of the Company (the “Board”), they do have the right to, indirectly, elect the board of directors of LINN Energy to the same extent as holders of LINN Energy units. As discussed in the Registration Statement section entitled “Summary—LinnCo’s Relationship with LINN Energy,” the Company will submit to a vote of the holders of LinnCo shares any matter submitted by LINN Energy to a vote of its unitholders, including the election of LINN Energy’s board of directors. The Company will vote the LINN Energy units that the Company holds in the same manner as the holders of LinnCo shares vote (or refrain from voting) their shares on those matters. Following the completion of the exchange offer, the Company will continue to vote the accumulated LINN Energy units that the Company will hold in the same manner as the holders of the LinnCo shares vote (or refrain from voting) their shares on those matters. Accordingly, the exchange offer will not substantively affect the existing voting rights of the tendering holders of LINN Energy units. The tendering holders of LINN Energy units will effectively retain the voting rights to which such holders were entitled as holders of LINN Energy units.

Additionally, LINN Energy owns the sole voting share entitled to vote to elect LinnCo’s directors and elects all of LinnCo’s directors. LinnCo shareholders thus indirectly appoint LinnCo directors through LinnCo’s ownership of LINN Energy units. Pursuant to LinnCo’s Limited Liability Company Agreement, the Board is limited in its scope of actions because the purpose of LinnCo’s business is restricted to acquiring, holding, transferring or otherwise disposing of LINN Energy units.

Securities and Exchange Commission

April 5, 2016

In adopting the Rule 13e-3(g)(2) exception, the Commission has expressly indicated that transactions where the “security holders are offered only an equity security which…has essentially the same attributes as the equity security which is the subject of the Rule 13e-3 transaction” are “outside the purpose of Rule 13e-3 since all holders of that class of security are on an equal footing and are permitted to maintain an equivalent…equity interest” (Release No. 34-16075 (August 2, 1979)(emphasis added). As noted above, following the exchange offer, the tendering holders of LINN Energy units who receive LinnCo shares in exchange for their units will be on equal footing and maintain an equivalent equity interest as the non-tendering holders of LINN Energy units with regards to rights and control over the underlying business operations of LINN Energy.

2.	Please advise as to how it was determined that the exchange offer is an issuer tender offer subject to Rule 13e-4. While Rule 13e-4(a)(2) provides that an “issuer tender offer” includes a tender offer made by an affiliate of the issuer, Rule 13e-4(h)(4) exempts from Rule 13e-4 any tender offer which is subject to Section 14(d) of the Exchange Act. Section 14(d), in turn, applies to tender offers for a class of equity security registered under Section 12 if, after consummation thereof, the offeror would be the beneficial owner of more than 5% of the class. There do not appear to be any applicable exemptions from that section. If the exchange offer is in fact subject to Section 14(d), we note that LINN Energy would be required to comply with Rule 14e-2 of Regulation 14E, a different back-end withdrawal date would be indicated, and certain additional information set forth in Item 1003 of Regulation M-A would be required.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 6, 11, 31, A-60 and B-83 through B-87 of Amendment No. 1 accordingly. In addition, the Company has concurrently filed an amendment to the Tender Offer Statement on Schedule TO, filed with the Commission on March 22, 2016, to reflect the revised disclosure in the Registration Statement and has filed a Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Commission on April 4, 2016.

Questions and Answers About the Offer, page 1

Until what time can I withdraw tendered LINN Energy units?, page 5

3.	Please disclose the actual date which is forty business days from the commencement of the offer. See Item 1004(a)(1)(vi) of Regulation M-A.

Securities and Exchange Commission

April 5, 2016

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 6, 11 and 31 of Amendment No. 1 accordingly.

If the offer is completed, will LINN Energy continue to be listed on a national securities exchange?, page 6

4.	Please revise this question and answer or add a new question to address whether the LINN Energy units will continue to be registered under the Exchange Act if LinnCo acquires all or substantially all of the LINN Energy units upon completion of the exchange offer. In this regard, we note your disclosure under “Registration Under the Exchange Act” on page 34 that such units may not continue to be registered.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 7 of Amendment No. 1 accordingly.

5.	Please also revise your questions and answers about the offer to briefly discuss the consequences if LinnCo seeks protection under Chapter 11 of the U.S. Bankruptcy Code. In this regard, we note at December 31, 2015 you had income taxes payable of approximately $30 million and cash of approximately $11 million, and that your auditor has included a “going-concern” paragraph in its report. We further note your disclosure in the risk factors under “Information Concerning LINNCO, LLC” in Annex A, such as the risk factors entitled “If LinnCo is unable to pay its current liabilities” and “LinnCo will incur corporate income tax liabilities” including your share of LINN Energy’s taxable income, including cancellation of debt income from any future debt restructuring.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 7 of Amendment No. 1 accordingly.

Background of the Offer, page 28

6.	Each presentation by or discussion with an outside party, whether oral or written, is a “report” within the meaning of Item 4(b) of Form S-4 that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A if it is materially related to the transaction. Presentations of Lazard fitting this description are referred to in the prospectus as having been received on an unspecified date in January, 2016 and on February 17 and March 11. Please revise your prospectus to summarize these presentations. We note that there is no requirement in Item 4(b) that these presentations relate to the consideration or the fairness of the consideration.

Securities and Exchange Commission

April 5, 2016

RESPONSE: The Company acknowledges the Staff’s comment and respectfully submits to the Staff that, as disclosed in the Registration Statement, the Company and LINN Energy engaged Lazard specifically to review a number of strategic alternatives to strengthen LINN Energy’s balance sheet and maximize its value. Although present during discussions with the Board related to the exchange offer, Lazard did not present or provide information to the Board that was materially related to the exchange offer as contemplated by Item 1015(b) of Regulation M-A. Accordingly, the Company respectfully submits that summaries of the presentations by Lazard would not be relevant to the exchange offer as they focused on strategic alternatives to improve LINN Energy’s balance sheet and maximize its value rather than the exchange offer, nor would such summaries be applicable or necessary pursuant to the requirements of Item 4(b) of Form S-4. In addition, the Company has revised its disclosure on page 29 of Amendment No. 1 to further clarify that K&E presented or provided any and all information in connection with the exchange offer.

Exchange of LINN Energy Units; Delivery of LinnCo Shares, page 30

7.	Disclosure states that, if LinnCo does not accept any tendered LINN Energy units for exchange, or if certificates are submitted representing more units than are tendered, LinnCo will return unexchanged LINN Energy units “as soon as practicable” following expiration or termination of the offer. Similar language appears on pages 4, 11, 12, 29 and 34. Please revise to reflect that such actions will be taken “promptly,” as required.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 4, 11, 12, 29 and 34 of Amendment No. 1 accordingly.

Material U.S. Federal Income Tax Consequences, page 47

8.	You describe on the prospectus cover page, pages 12-14 and here that the purpose of the exchange offer is to permit holders of LINN Energy units to maintain their economic interest in LINN Energy through your shares, as you are taxed as a corporation rather than a partnership, which may allow LINN Energy unitholders to avoid future allocations of taxable income and loss, including cancellation of debt income, that could result from a future debt restructuring or other strategic transaction by LINN Energy. As the tax consequences for LINN Energy unitholders who exchange their units for your shares appear material and a representation as to the tax consequences in the event of a debt restructuring or other strategic transaction is set forth in your filing, please file an opinion of counsel or advise why you do not believe that an opinion of counsel, or in lieu thereof, a revenue ruling from the Internal Revenue Service, supporting the tax matters and consequences described in the filing is required under Item 601(b)(8) of Regulation S-K.

Securities and Exchange Commission

April 5, 2016

RESPONSE: The Company acknowledges the Staff’s comment and has filed with Amendment No. 1 an opinion of counsel supporting the tax matters and consequences described in the Registration Statement.

9.	We note your disclosure in the first paragraph that you and LINN Energy are “relying on the advice of counsel” as to the U.S. Federal Income Tax Consequences of the offer, and that “counsel’s conclusions” may not be sustained if challenged by the IRS. In addition to the comment above, it appears that you should name such counsel and file a consent from such counsel. See Section III.A.2 and FN41 thereof of Staff Legal Bulletin No. 19 (October 14, 2011), available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 48 of Amendment No. 1 accordingly. In addition, the Company has filed an opinion of counsel with respect to the tax matters, which includes its consent to the filing of its opinion with the Commission as an exhibit to the Registration Statement and has reflected the filing thereof in the Exhibit Index to the Registration Statement on page II-4.

Annex A - Information Concerning LinnCo, LLC

10.	Please disclose the LinnCo and LINN Energy ratios of earnings to fixed charges. See Item 1010(a)(3) of Regulation M-A.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 17 and 18 of Amendment No. 1 accordingly.

*        *        *         *

In addition, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (713) 835-3600.

Sincerely,

By:	/s/ Matthew R. Pacey
Matthew R. Pacey, P.C. Kirkland & Ellis LLP

cc:	Candice J. Wells

Senior Vice President, General Counsel and Corporate Secretary

LinnCo, LLC